Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Foresyte, Inc
3021 N Southport Avenue Apt 4A
Chicago , IL 60657
http://foresyteapp.com

Up to $1,234,999.54 in Common Stock at $0.82
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Foresyte, Inc
Address: 3021 N Southport Avenue Apt 4A, Chicago , IL 60657
State of Incorporation: IL
Date Incorporated: March 29, 2022

Terms:

Equity

Offering Minimum: $9,999.90 | 12,195 shares of Common Stock
Offering Maximum: $1,234,999.54 | 1,506,097 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.82
Minimum Investment Amount (per investor): $198.44

Perks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the 72 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares

******

Amount-Based:

$1,000+ | Premier

Complimentary lifetime subscription to Foresyte

$2,500+ | Silver

2% bonus shares

Complimentary lifetime subscription to Foresyte

$5,000+ | Gold

5% bonus shares

Foresyte branded Nike hat

Complimentary lifetime subscription to Foresyte

$10,000+ | Platinum

10% bonus shares

Foresyte branded Nike hat

Complimentary lifetime subscription to Foresyte

$20,000+ | Diamond

15% bonus shares

Foresyte branded Nike hat

Complimentary lifetime subscription to Foresyte

The 10% StartEngine Owners' Bonus

Foresyte, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.82 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $82. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Overview

Where finance meets fun!

Foresyte is a one-stop-shop for planning and budgeting for the discretionary parts of life, providing users with three unique pillars of value:

1. Financial Planning

2. Social Calendar

3. Travel Planning

We believe Foresyte's cash flow budgeting framework is approachable and effective, helping users see how the plans they commit to today impact present and future finances (i.e. vacations, weddings, bachelor(ette) parties, festivals, concerts, game night, date night, golf outing... you name it).

The app's social calendar – which is powered by a cutting-edge contacts mapping infrastructure – offers an upgraded alternative to platforms like Facebook for planning social events with friends, while layering on financial insights that bring new context to the plans we commit to. We believe Foresyte makes it easier than ever before to stay aligned with friends on plans and (anticipated to launch this February) friends can bring the banter to social planning with Foresyte's chat functionality.

On December 2, 2022, Foresyte debuted its vertical search-based Travel Planner which empowers users to shop the true cost of traveling to any city around the world based on real-time insights provided by other travelers (think of Waze, but for travel), see how those travel plans impact finances in real-time before anything has been booked, and eventually (*speculative*) even book the best deals on flights, hotels, transit, and tourism all from within the app. Friends can also collaborate on trip planning through Foresyte's sleek Itinerary Builder feature, which alleviates one of the biggest pain points experienced when traveling with groups.

The Foresyte app launched on July 18, 2022 and is available on the iOS App Store.

Website: https://www.foresyteapp.com/

App Store Page: https://apps.apple.com/us/app/foresyte-lifestyle-planning/id1627660146

Revenue Model

Foresyte is a subscription-based app that offers a 30-day free trial prior to enrolling users in the $4.99 monthly subscription cycle. Foresyte's consumer-direct channels consist of an in-house TikTok influencer, paid and organic socials, nightlife venue relationships, and an incentivized referral program ($10 Visa e-card for each friend you refer to subscribe)

Foresyte is currently trending at roughly 500 installs per week, among whom 46.5% convert into users and 31% of users convert into subscribers. The company expects its 81% MoM revenue growth to accelerate in the coming months as a result of these encouraging trends.

We believe that Foresyte is already proving out the market for its paid offering, while simultaneously laying the groundwork for an anticipated backdoor freemium pivot in Q1 of '23, with the objective being to accelerate its social calendar flywheel, which fuels the advanced feature sets. We anticipate that this model will further stimulate top-of-funnel growth by providing free access to core features, while enticing freemium users to upgrade to the paid version in order to access the advanced, gated features. We believe this pivot will fuel a powerful network effect that makes the product compoundingly sticky, since the collaborative planning features instill a social pressure of "if you're not in, you're out" within the context of making plans with friends.

We also plan on introducing additional revenue channels in Q1 of 2023, such as interstitial display ads, commissions generated by integrating third-party booking syndicates (i.e. Expedia – *speculative*), and expedited withdrawal fees collected by way of the in-app cash exchange infrastructure which we anticipate to debut in Y2 (i.e. think Splitwise, but for group travel, entertainment, dining, or other social occasions).

Market Validation

A national survey conducted by Anthology Research Firm found that over 66.9% of 18 – 34 year-old Americans are currently unserved with budgeting, among whom 86.4% responded with interest when presented with Foresyte in the same survey (focus group sentiment validated this market gap further). Foresyte has signaled its path toward market disruption through its strong early traction, garnering over 7,400 installs, 3,448 active users, and 105% MoM growth during its brief 130 days in the market.

In-House Influencer

Technical operations manager at Walmart Connect by day, and TikTok influencer with a 690K+ follower reach by night, Ken has accelerated Foresyte's growth on the social media giant while garnering a highly engaged following in the process. Through his compelling content and storytelling capabilities, Ken has played a crucial role in optimizing Foresyte's user acquisition cost (trending < $3.50 per install) while simultaneously laying the groundwork for Foresyte's long-term organic growth strategy on the platform (i.e. snowball effect).

Agency Relationship

Family owned and operated by Foresyte's lead investor, Heinrich Marketing is the company's established marketing agency. Heinrich has been around for 45 years with 85+ employees, serving several Fortune 500 clients and helping produce a lot of winners, including FinTech success story, Prosper. They've provided and continue to provide Foresyte with top-notch services at no cost, including (but not limited to):

1. Market Research

2. Foresyte Re-brand

3. Website Re-design (in progress)

Team

LGBT led, Foresyte has a diverse and talented team of eight contributors who are on a collective mission to reshape the way we make plans in life.

Stephen Eddy – *Founder, CEO*

Prior to Foresyte, Stephen spent 3.5 years at G2 as a technical project and product manager. During his time there, he led several big ticket initiatives and owned the product lifecycle of two core G2 assets which were scaled to prominence under his lead:

MyG2 Campaign Dashboard – Ideated & launched this G2 equivalent to Google Ads, producing over $1M in campaign spend in the first six months alone.

G2 Data Cloud – Governed G2's cavernous data infrastructure, spanning nearly a dozen siloed data sources and hundreds of millions of records. Led a team of 7 data engineers to automate processes and deliver solutions to market which directly influenced over $2M in annual recurring revenue during his time leading the team.

Dylan Thomas – *Co-Founder, Engineering*

Formerly a DevOps quality engineer at Xactly corp, Dylan brings extensive experience as a full stack engineer with great knowledge of backend data infrastructure and a keen eye for quality assurance.

Dani Hristeva – *Co-Founder, UX & Design*

With a background in graphic design and user lifecycle at G2, Dani has sculpted Foresyte's sharp product design from the ground-up and continuously explores new ways to enhance the user experience.

Ken Waks – *TikTok Strategy*

Technical operations manager at Walmart Connect by day, and TikTok influencer with over 690K+ followers* reach by night, Ken has accelerated Foresyte's growth on the social media giant while garnering a highly engaged following in the process.

Tarun Sahu – *Senior Engineer*

With over 7 years of experience working in the Swift / iOS environment, Tarun is a full-stack engineer who brings a wealth of knowledge to the product team and is responsible for developing many of the core features seen on Foresyte today.

Kevin Corboy – *Junior Engineer*

Self-taught and passionate about this work, Kevin is a talented UI developer who works closely with the design team to optimize and refine the visual aesthetic of Foresyte.

Grace Saldana – *Social Strategy*

Grace is an experienced media professional with over 27K followers* on Instagram and an eye for organic social growth.

Elena Eddy – *Community Engagement Specialist*

Elena brings a wealth of experience in community management, helping Foresyte build its organic social reach and drive down its user acquisition cost on TikTok and Instagram.

*The number of Ken Waks and Grace Saldana's followers is accurate as of January 20, 2023.

Competitors and Industry

Overview

Foresyte is intersecting the three distinct categories of financial planning, social calendar, and travel planning into a resegmented space, and we have yet to come across any direct competitors for comparison. With that, here are the closest comparable products within each respective category in which the company operates:

Personal Finance: Mint, YNAB, Goodbudget

Social FinTech: SplitWise, Venmo

Social Calendar: Facebook, Google Calendar

Trip Planning: TripIt

We believe no product has ever attempted to bundle these lifestyle planning essentials into one central platform, until now. Foresyte's patent pending solution brings much needed clarity to planning the fun parts of life.

The Genesis *(Founder story)*

It all started eighteen months ago after returning home from taking my third straight trip in as many weekends, burnt out and bickering with my then boyfriend, now fiancé, over trivial things. As someone who likes to partake in frequent travel and higher-cost entertainment (i.e. trips, concerts, festivals, sporting events, etc.), I've always wondered why there isn't a better way to manage our discretionary activities in life and see how the plans we commit to impact our finances and free time. Simple law of diminishing returns: fun things just aren't fun anymore when we overspend and overexert from blatant planning catastrophes like that.

Ever since that day, my entire purpose in life has shifted to solving this problem that I believe much of the world faces. To help the world understand how discretionary planning and personal finance coexist, while building a one-stop platform that finally brings clarity to the fun parts of life.

Market Fit

Consumer technology is an infamously challenging industry to penetrate as a new brand. Launching this bold product as first-time entrepreneurs with limited resources during a down economy has been greeted with no shortage of challenges and skepticism, yet Foresyte's talented team has found a way to overcome this "it can't be done" presumption by moving quickly and delivering a great product to market that has quickly gained traction as its 105% MoM growth rate would indicate.

Many young companies tirelessly chase "product market fit" for years without ever truly finding a home within their respective product category. Yet, at less than a year old, Foresyte is paving the way in an untapped product category that is ripe with opportunity. A product category – coined as lifestyle planning by the company – intended on comprising future revenue streams that span far beyond the bounds of a conventional subscription model and the status quo.

We believe Foresyte is primed to reshape the landscape of how people plan and budget for the things they love to do in life. The founders have a strong conviction that their platform solution has the potential to become an extremely successful household name and they won't rest until they see this vision through.

Bottom-Up TAM Analysis

Insights

Total target customers in the U.S. = 80M

Total addressable customers:

U.S. = 17.2M

Global = 123M

Total combined U.S. & Global available revenue by 2026 = ~$9.29B

Assumptions

Primary (23-35) addressable customers include only those making above $50K in gross annual income

U.S. population growth rate (0.3%) and $50K+ earner growth rate (3.0%) based on U.S. Census Bureau forecasts

Source: *https://www.macrotrends.net/countries/USA/united-states/population-growth-rate#:~:text=The%20population%20of%20U.S.%20in,a%200.49%25%20increase%20from%202019.*

Source: *https://ycharts.com/indicators/us_inflation_rate#:~:text=US%20Inflation%20Rate%20is%20at,long%20term%20average%20of%203.27%2*

TAM Sensitivity Analysis

Based on our sensitivity analysis, Foresyte anticipates hitting a $100M revenue run rate with just 10% market penetration in the U.S. (1.6M customers).

At 20% market penetration, we project the following revenue run rate by year 5:

U.S. = $287.6M

Global = $1.86B

Patent Pending

Foresyte holds a provisional patent on four unique technologies:

1. Crowdsourced discretionary spend data to inform the cost of travel to any city

2. Event-based budgeting to proactively guide planning decisions

3. User inputted data to benchmark monthly cash flow and available free time

4. Dynamic calendar heatmap powered by the 'exertion algorithm'

Revenue Trends

After Foresyte's first few weeks in the market, the company made the strategic decision to temporarily lift its subscription requirement for two months to help accelerate early growth and product feedback loops. Since reinstating the subscription model in early November 2022, the company has seen an 81% uptick in monthly revenues alongside a 31% conversion rate on new users activating the subscription trial. The company expects to see accelerated growth in revenues over the coming months as a result of these encouraging trends

Current Stage and Roadmap

Overview

"Helping the world understand how discretionary planning and personal finance coexist, while providing a platform that brings clarity to the fun parts of life."

A national survey conducted by Anthology Research Firm found that over 66.9% of 18 – 34 year-old Americans are currently unserved with budgeting, among whom 86.4% responded with interest when presented with Foresyte in the same survey (focus group sentiment validated this market gap further). Traveling on average 35 days per year* with 72.7% higher annual vacation spend* than the average Boomer – while carrying a staggering $117K in average total debt* – this crossover generation tends to neglect living within their means.

Source: *https://drive.google.com/file/d/1HrY4VegFubplWhJ_B_71jelXJiKSbhlk/view?usp=sharing*

Source: *https://rezdy.com/blog/millennials-depth-look-travel-segment-infographic/*

Source: *https://www.bhtp.com/blog/millennial-travel*

Source: *https://www.gobankingrates.com/net-worth/debt/the-average-millennial-now-has-more-than-100k-in-debt/*

****Note:*** "average total debt" comprises credit card debt, student loans, personal loans, medical debt, auto loans, and mortgages.

Foresyte is on a mission to serve this badly underserved demographic by revolutionizing the way young professionals make plans in their busy lives. Intersecting three distinct product categories (financial planning, social calendar, travel planning) into an untouched, re-segmented space, the company believes that it is effectively sidestepping the existing markets of FinTech & Social incumbents by way of a highly differentiated product which is quickly breaking down the barrier for that unserved 66.9%.

The team at Foresyte has found a way to deliver a great product to market, progress swiftly through feedback loops, and captivate early adopters all on a shoestring budget. With strong early traction (105% MoM Growth), Foresyte has its eyes set on establishing itself as the uncontested leader in this novel product category beaming with unicorn potential.

Product Description

Foresyte is an emerging 'Social FinTech' app reshaping the way young professionals plan and budget for their busy lives on the go. The product has grown rapidly and captivated early adopters since entering the market in late July of 2022 (growth measures above).

Foresyte is already making waves by successfully proving out the market for its paid offering, while simultaneously laying the groundwork for its anticipated backdoor freemium pivot in Y2, with the objective being to accelerate its social calendar flywheel which fuels the advanced feature sets. We believe this model will further stimulate top-of-funnel growth by providing free access to core features, while enticing free users to upgrade to the paid version in order to access the advanced, gated features. In our opinion, this could fuel a powerful network effect that makes the product compoundingly sticky, since the social calendar features instill a social pressure of "if you're not in, you're out" within the context of making plans with friends.

Additionally, we intend to introduce revenue channels this year, such as interstitial display ads, third-party booking syndicate commissions (i.e. Expedia – *speculative*), and expedited withdrawal fees generated by in-app cash exchange infrastructure which Foresyte plans to debut in 2023 (i.e. think Splitwise, but for group travel, entertainment, dining or other social occasions).

Top 3 Exciting Trends

1) Traction

Foresyte's consumer-direct channels consist of an in-house TikTok influencer, organic socials, nightlife venue partnerships, and an incentivized referral program. This diversified, yet focussed distribution strategy has yielded strong early traction:

7,400 installs

3,448 active users

1,340 MAU (monthly active users)

105% MoM growth

500+ Weekly Installs

4.7-Star App Store Rating

2) Media Coverage

Foresyte has recently been featured on several prominent publications:

Product Hunt (220 upvotes) - *https://www.producthunt.com/products/foresyte#foresyte*

Go Solo - *https://gosolo.subkit.com/foresyte/*

Tech Times - *https://www.techtimes.com/articles/283150/20221109/new-social-fintech-app-foresyte-brings-clarity-to-the-fun-parts-of-life.htm*

NY Weekly - *https://nyweekly.com/tech/foresyte-paving-the-way-for-social-fintech/*

LA Weekly - *https://www.laweekly.com/foresyte-aims-to-reshape-how-we-plan-our-lives/*

The UBJ - *https://theubj.com/featured/106356/foresyte-bridges-gap-between-personal-finance-discretionary-planning-catching-the-eye-of-young-professionals/*

VC Post - *https://www.vcpost.com/articles/123943/20221109/how-foresyte-is-helping-people-manage-their-finances-free-time.htm*

3) Travel Planner

On December 2, 2022, Foresyte unveiled its highly anticipated Travel Planner feature, which empowers users to shop the true cost of traveling to any city around the world based on crowdsourced insights from fellow travelers. Finding that hidden gem that falls within your budget has never been easier. Friends can also collaborate on trip planning with Foresyte's sleek Itinerary Builder, alleviating one of the biggest pain points experienced when traveling with groups.

Foresyte plans to roll out real-time price comparisons on flights, hotels, transit, and tourism via third-party booking APIs in Q1. With this update, we anticipate that users will eventually even be able to book the best deals on flights, hotels, transit, and tourism all from within the app.

User Acquisition

The company has also established a strong foothold within its organic distribution channels, most notably on TikTok wherein content viewership for each Foresyte post has climbed into the hundreds of thousands. Foresyte is currently trending over 370 weekly installs from TikTok alone; and the best is yet to come from this dark horse, high-ceiling growth channel which has a well known tendency to produce a 'snowball effect' with time.

App Store Reviews

"Helps me keep track of my finances while also allowing me to budget for future events that I can plan inside the app with friends. Appreciate the event sharing option so you can full on budget / plan social events simultaneously. Giving me a lot of insight as to where my money is going each month. Spiffy app!"

-Bee6267

"I have been needing some way to plan for all my trips coming up and I'm so excited to have found this app"

- emm18163674

"A great tool to be able to maximize the bang for your buck. It solves a key challenge for planning with groups to quickly evaluate if you can swing an upcoming trip or event. They did a good job laying out macro-finances with enough granularity to make the figures impactful."

- Erik. S

"This little app helps me keep my life organized when it comes to my financial stuff because Lord knows financial stuff is not my strong suit. Tested this out when I went to Miami. Last time I went to Miami it was almost twice as expensive as everything I did got lost in translation –"

- andy mas

"I just wish we had been able to use an app like this when we were younger and were wanting to grab all that life had to give but needed to be a little more thoughtful about the timing of things for our end-of-the-month reality check."

- beenthere13

"I tend to overbook myself with friends, travel, and whatnot and this app has helped me out a lot. Takes a little effort to set up your account, but the combination of calendar and cash flow is unique. Can't say I've come across a product like it before –"

- s. smith 95

"Very user friendly and visually appealing. It helped me organize my budget (specially for while traveling & work). Really made it easy to plan out and stay within my yearly budget."

- sydthekid157

Summary

Foresyte has found a way to deliver a great product, progress swiftly through feedback loops, and quickly penetrate an underserved market on a shoestring budget. With strong early traction and 86.4% of 18 - 34 year-old Americans having responded with interest when presented with the product in a national survey, Founder & CEO, Stephen Eddy, has a strong conviction that Foresyte is primed to reshape the world of personal finance and discretionary planning. The whole team at Foresyte has unwavering confidence that their platform will continue to establish itself as an uncontested market leader in this novel "lifestyle planning" product category, which we believe is ripe with unicorn potential, as shown by the ~$9.29B* total addressable market, and we won't rest until we see this vision through.

**Global TAM represents year 2026*

The Team

Officers and Directors

Name: Stephen Eddy

Stephen Eddy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO
  Dates of Service: March, 2022 - Present
  Responsibilities: Leadership, product strategy, distribution strategy, business oversight, investor relations, admin duties (while Foresyte was legally formed in March of 2022, Stephen has been working on Foresyte since November of 2021) - 45.91% equity; no current salary (though he will earn $75K annually post-money)

Other business experience in the past three years:

- **Employer:** G2.com
  Title: Senior Project Manager
  Dates of Service: February, 2021 - April, 2022
  Responsibilities: Leadership, technical project management, technical product management, data cloud governance

Other business experience in the past three years:

- **Employer:** G2.com
  Title: Project Manager
  Dates of Service: February, 2020 - February, 2021
  Responsibilities: Leadership, technical project management, technical product management, data cloud governance

Name: Dylan Thomas

Dylan Thomas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, VP of Engineering
  Dates of Service: March, 2022 - Present
  Responsibilities: Eng team leadership, software development, integrations, product quality, codebase governance, data infrastructure governance (while Foresyte was legally formed in March of 2022, Dylan has been working on Foresyte since February of 2022) - 15.91% equity; $40,000 annual salary (though he will earn $75K annually post-money)

Other business experience in the past three years:

- **Employer:** Xactly Corp
  Title: DevOps Quality Engineer
  Dates of Service: May, 2021 - May, 2022
  Responsibilities: Quality assurance, software development, codebase governance, data infrastructure governance

Other business experience in the past three years:

- **Employer:** Xactly Corp
  Title: Associate Software Quality Engineer
  Dates of Service: November, 2019 - May, 2021
  Responsibilities: Quality assurance, software development, codebase governance, data infrastructure governance

Name: Dani Hristeva

Dani Hristeva's current primary role is with G2.com. Dani Hristeva currently services 40 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Director of UX & Design
  Dates of Service: March, 2022 - Present
  Responsibilities: Product design, graphic design, marketing asset creation, product adoption, user lifecycle (while Foresyte was legally formed in March of 2022, Stephen has been working on Foresyte since December of 2021) - 4.55% equity; no salary (though she will earn $75K annually post-money, at which time she will be departing G2 to alleviate her two-job balance and focus entirely on Foresyte)

Other business experience in the past three years:

- **Employer:** G2.com
  Title: Senior User Lifecycle Specialist
  Dates of Service: February, 2021 - Present
  Responsibilities: End-to-end user lifecycle, design oversight, brand compliance, display & social, testing and validation

Other business experience in the past three years:

- **Employer:** G2.com
  Title: Growth Marketing Specialist
  Dates of Service: February, 2020 - February, 2021
  Responsibilities: End-to-end user lifecycle, design oversight, brand compliance, display & social, testing and validation

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Foresyte common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient enough demand for our product to establish a baseline revenue steam required to continue long-term operations, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business by way of our paid marketing channels.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Foresyte has conducted a thorough market analysis to determine our present $7.5M valuation. However, unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Foresyte common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer technology sector. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, such as a greater proportion of funds than anticipated being allocated toward Company Employment to support key hires unbeknownst to the Company at this time, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance, such as Foresyte's projected total addressable market, are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services comprising financial, social, and travel planning applications are variants on one type of service: providing a comprehensive platform to manage personal finances, and plan for social outings and travel experiences with friends. Our revenues are therefore dependent upon the market for what the Company deems as "Lifestyle Planning" essentials.

Minority Holder; Securities with Voting Rights
The Foresyte common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising budget in conjunction with successfully establishing full "product-market fit" our product will be able to gain traction in the marketplace at a faster rate than our current product has to-date. It is possible that our product will fail to achieve broad market acceptance for any number of reasons, such as current high-production channels failing to grow at their projected rates, losing a critical member of the founding team due to unforeseen circumstances, or failing to innovate and enhance our product at the rate necessary to effectively captivate broader market adoption. If Foresyte's mobile application fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Foresyte was formed on March 29, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, such as encountering the need for a product strategy pivot, and managing its growth and the entry of competitors into the market. While Foresyte holds a provisional patent on its technology, this utility patent has not been formally approved by the State and is currently unenforceable. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Foresyte has incurred a net loss of -$205,771 as of October 31, 2022 and has generated limited revenue since its inception. There is no guarantee that we will be profitable in the next 3 years or generate sufficient revenue to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history with limited customers and revenue. If you are investing in Foresyte, it's because you think that our mobile application is a good idea and that our team will continue to find greater success in marketing and selling our mobile application to enough people that the Company becomes either profitable or grows its base of users at a rate sufficient enough to attract a follow-on investment by a future investor(s) prior to exhausting its estimated 18 months of runway ensuing from achieving our raise goal on StartEngine.

We have pending patent approval's that might be vulnerable
One of Foresyte's most valuable assets is its intellectual property. The provisional patent which the company holds on its technology has not been formally reviewed by the US Patent and Trademark Office. Due to the value we believe our unique product has, competitors may misappropriate or violate the rights owned by the Company. With the capital raised on StartEngine, Foresyte intends to pursue additional protection over its intellectual property by fully registering its provisional patent with the State and, ultimately, obtaining a proper utility patent on the materially unique technology found within its mobile application. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to our unregistered intellectual property.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, Foresyte requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in software engineering, product design, marketing, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources exhausted by recruiting, hiring and onboarding such personnel. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the

right positions at the right time. More specifically, we rely heavily on the talent of our engineering team to support the level of product innovation required to truly differentiate ourselves from other competitors in the personal finance and discretionary planning space. If Foresyte fails to attract additional engineering talent in the near-term, this would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As a mobile-first software business, we may be vulnerable to hackers who may access the personal data of our users who utilize Foresyte. Further, any significant disruption in service on Foresyte or within the core systems which support the product could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on third-party technology providers, such as Apple and Google to support and distribute our technology. Any disruptions of services or cyber-attacks either on our technology providers or on Foresyte could harm our reputation and materially negatively impact our financial condition and business.

The Chief Executive Officer currently does not take a salary
Stephen Eddy, the Chief Executive Officer of Foresyte, Inc., does not currently receive a salary for his work at Foresyte. Although Stephen owns equity in Foresyte, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. The Company plans to begin compensating Stephen once it has sufficient funds in the bank to sustain business operations in a responsible manner (i.e. post-money from this Reg. CF campaign.) The Company plans on paying Stephen a salary of $75K per year until cash flow positivity or Series A round (whichever comes first). If the minimum funding amount from this fundraising campaign is exceeded, a portion of funds from this campaign will go towards the CEO's salary compensation (as noted in the "Use of Proceeds" section).

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stephen Eddy	5,050,000	Common Stock	55.44%

The Company's Securities

The Company has authorized Common Stock, and Safes I - III. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,506,097 of Common Stock.

Common Stock

The amount of security authorized is 11,000,000 with a total of 9,108,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 7,575,000 of shares to be issued pursuant to outstanding RSUs.

Art. VII, Sect. 3(f-j)- Restrictions on Transfer

f) No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "Transfer") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors. Examples of the basis for the corporation to withhold its consent include, without limitation, (i) if such Transfer to individuals, companies or any other form of entity identified by the corporation as a potential competitor or considered by the corporation to be unfriendly; or (ii) if such Transfer increases the risk of the corporation having a class of security held of record by two thousand (2,000) or more persons, or five hundred (500) or more persons who are not accredited investors (as such term is defined by the SEC), as described in Section 12(g) of the 1934 Act and any related regulations, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such Transfer would result in the los s of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such Transfer is facilitated in any manner by any public posting, m essage board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or (v) if such Transfer is to be effected in a broke red transaction; or (vi) if such Transfer represents a Transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee.

(g) If a stockholder desires to Transfer any shares, then the stoc kholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. A ny shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Article XIV of these Bylaws.

(h) Any Transfer, or purpor ted Transfer, of shares not made in strict compliance with this Section shall be null and void, shall not be recorded on the books of the corporation and shall not be recognized by the corporation.

(i) The foregoing restriction on Transfer shall terminate upo n the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "1933 Act").

(j) The Certificates representing shares of stock of the corporation, if any, shall bear on their face the following legend so long as the foregoing Transfer restrictions are in effect: "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS O CORPORATION."

Art. XIV, Sect. 1 (q-r)- Right of First Refusal

Right of First Refusal. No stockholder shall Transfer any of the shares of stock of the corporation, except by a Transfer which meets the requirements set forth in Article VII, Section 3 and below:

(q) If the stockholder desires to Transfer any of his shares of stock, then the stockholder shall first give the notice specified in Article VII, Section 3(b) of these Bylaws and comply with the provisions therein.

(r) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase of the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d) of this Section.

Safes I - III

The security will convert into Convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the safe price. and the terms of the Safes I - III are outlined below:

Amount outstanding: $43,875.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert

Material Rights

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

What it means to be a minority holder

As a minority holder of Common Stock in the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $199,950.00
  Number of Securities Sold: 1,333,000
  Use of proceeds: Used to get from where we are in April to where we are today. Marketing and payroll for contractors. Product development.
  Date: April 22, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $45,000.00
  Use of proceeds: This was used for salaries for who are full time. Two of them are on payroll now. Marketing spend. All SAFEs were converted into equity the week of December 12th
  Date: September 13, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Note: Forestye, Inc. was formed on March 29, 2022, and launched its app on July 18, 2022. As such, the Company has an extremely limited operating history & does not have a full financial year to report.

We believe that the company can operate for 18 months (post-money) without generating revenue.

Post-commissions paid to StartEngine, Foresyte is projected to walk away with $888,330 on hand assuming the full $1M in capital is raised. Referring back to the "what will we do with the funds" question within the **Offering Information** section, Foresyte projects a gross monthly burn of $50,000. This will ensue from modestly compensating the team of 5 (already full-time) contributors, funding our growth strategy, and supporting critical business operations. ($50,000 X 18 months = $900,000).

Foreseeable major expenses based on projections:

Our forecasted major expenses are marketing, payroll, and professional services.

Future operational challenges:

As Foresyte approaches its market adoption tipping point, the company is prepared to experience operational challenges around scaling the team to keep up with the anticipated rapid growth. Expanding coverage to Android and international users will also present a unique set of challenges, but Foresyte is prepared to move quickly and execute with precision.

Future challenges related to capital resources:

The team has built a sustainable subscription revenue model, proven out the market for its paid offering, and gained traction with its highly scalable distribution strategy. Assuming Foresyte obtains close to the full $1M it's seeking, the company does not expect to encounter any future challenges related to capital resources.

If for any reason the company does not obtain the full $1M in funding, Foresyte has already staged an alternative path forward by way of the company's preemptive discussions with VC funds and accelerator programs. Several parties have expressed interest in an investment opportunity with Foresyte (two funds as recent as this week at the time of writing on Jan 11) and are standing by for if/when the company deems it necessary to pursue alternative capital.

Future milestones and events:

Reaching breakeven and cash flow positivity will dramatically change how Foresyte can operate its business, since we believe that this milestone will remove reliance on future financing rounds as the only means to sustain growth. In this scenario, the Company will still entertain future financing and strategic partnerships to further accelerate its growth, but only in exchange for the right terms and for the right reasons, such as a Series A round with a reputable VC fund that could further accelerate Foresyte's growth through the access to key partnerships they bring.

Foresyte needs approximately 5,000 paid users to reach breakeven at its current burn rate.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December of 2022, the Company has capital resources available in the form of capital contributions and a shareholder bridge loan, for a combined total value of $40,000 in remaining cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds are critical to our company operations.

We do have other capital levers available, if absolutely necessary, such as a strong backing from existing investors. But this won't amount to the full $1M+ Foresyte is seeking in this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3 months. This is based on a current monthly burn rate of $25,000 for expenses related to marketing, minimum payroll, and critical business expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 36 months forgoing all revenue. This is based on Foresyte's standard monthly burn rate of $25,000 for expenses related to marketing, payroll, and critical business expenses. With Foresyte's proposed growth plan, the Company expects monthly burn to approach $50,000 by Q3, which would halve that runway to roughly 18 months forgoing all revenue.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including venture capital from institutional investors. The Company is in talks with a handful of prospective VC investors, some of whom have expressed serious interest in partnering with Foresyte. However, the Company is not conteplating a concurrent offering to the StartEngine raise.

Indebtedness

- **Creditor:** Safes I - III
  Amount Owed: $43,875.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

- **Creditor:** George Eddy (lead investor)
  Amount Owed: $30,000.00
  Interest Rate: 6.0%
  Maturity Date: April 30, 2023
  First installment is not due until Feb 28; George is a family investor who will accommodate all circumstances, should there

be an unexpected delay with the StartEngine raise

Related Party Transactions

- **Name of Entity:** George Eddy
  Relationship to Company: shareholder
  Nature / amount of interest in the transaction: Simple Agreements for Future Equity ("SAFE")
  Material Terms: On September 13, 2022, the Company issued Simple Agreements for Future Equity ("SAFE") in the amount of $30,000to one of the shareholders, George Eddy. The valuation CAP is set to $3,000,000.

- **Name of Entity:** Keaton Reed
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Simple Agreements for Future Equity ("SAFE")
  Material Terms: On September 13, 2022, the Company issued Simple Agreements for Future Equity ("SAFE") in the amount of $15,000 to one of the shareholders, Keaton Reed. The valuation CAP is set to $3,000,000.

- **Name of Entity:** George Eddy
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: A cash advance
  Material Terms: In March of 2022, the company received a cash advance extended by one of its lead investors, George Eddy, used for financing business operation. The funds were a part of his eventual $105,000 that was used for a 700,000 Common Stock purchase.

- **Name of Entity:** George Eddy
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Promissory Note
  Material Terms: On December 2, 2022, the Company entered into a Promissory Note with one of the shareholders, George Eddy, in the amount of $30,000. The note bears an interest rate of 6% per annum. The principal amount and interest shall be payable on or before May 31, 2023.

Valuation

Pre-Money Valuation: $7,468,560.00

Valuation Details:

Valuation Overview

The Company has set its independent valuation based on 1) Founder experience, 2) traction and product market fit, and 3) existing business relationships. The Company has also provided a 3rd-party valuation it has received, and has additionally compiled a cost-to-duplicate analysis.

The Company believes its fair market valuation is $10M, offering a discounted $7.4M valuation to ensure an expedient raise on StartEngine.

Foresyte's Independent Valuation

1. Founding Team ($4M)

Stephen has a strong aptitude for assembling key resources, building highly cohesive teams, and executing with precision. When considering the full breakdown of his team, this accounts for $4M of Foresyte's valuation:

Product Managing CEO ($1.5M) — Stephen Eddy; 4-yr vesting cycle

While he might be a first-time entrepreneur, CEO Stephen Eddy has a seasoned professional background in product management and leadership. Prior to Foresyte, Stephen spent 3.5 years at G2.com leading several big ticket initiatives and owning the product lifecycle of two core G2 assets which were scaled to prominence under his lead:

1. MyG2 Campaign Dashboard – ideated & launched this G2 equivalent to Google Ads, producing over $1M in campaign spend in the first six months alone

2. G2 Data Cloud – governed G2's cavernous data infrastructure, spanning nearly a dozen siloed data sources and hundreds of millions of records. Led a team of 7 data engineers to automate processes and deliver solutions to market which directly influenced over $2M in annual recurring revenue during his time leading the team.

In addition to his aforementioned credentials, Stephen's unwavering tenacity and product vision clarity has charted the course for this young company. Breaking through the barrier into consumer tech is not for the faint of heart, yet this fearless first-time entrepreneur has led his company across the chasm while successfully gaining a stronghold in scalable distribution channels.

3 Full-Time Engineers ($1.5M) — Dylan Thomas, Tarun Sahu, Kevin Corboy; 4-yr vesting cycles

Led by a strong leader with even stronger domain expertise in Dylan Thomas, Foresyte's three-headed engineering team, moves with astonishing speed. From the first line of code to its market debut, this talented team delivered Foresyte's v1.0 product in under four months, while pulling off a full product rebrand a month before launch day. Between their collective efforts and the agility with which they move, this team has quickly architected Foresyte's three-pronged platform while delivering an innovative contacts mapping infrastructure that rivals major social media incumbents in terms of social connectivity and ease of use.

This valuation grouping is based on anecdotal advice given from industry mentors and partners during VC pitches that the rule of thumb is to value a sound engineer, who's locked into a 4-year vesting, cycle at roughly $500K when valuing a company at large. Dylan carries a heavier weight within this grouping for the reasons aforementioned.

Full-Time UX / Designer ($500K) — Dani Hristeva; 4-yr vesting cycle

Dani has sculpted Foresyte's sleek product design from the ground up. She continuously finds new ways to present key information to users in a way that adds tangible value to their lives. Foresyte's positive user sentiment as shown through its App Store ratings/review is nearly unanimous, which is highly uncharacteristic for a product navigating its early days. Dani's creative passion and eye-catching design talent is much to credit for this trend.

Influencer / Social Strategy Director ($500K) — Ken Waks; 4-yr vesting cycle

Now Director of Social Strategy, Ken Waks is eager to broaden his horizons beyond his initial "TikTok Influencer" role on the team. Ken brings years of technical experience from his time spent at Google and Walmart Connect, and he has a proven track record of achieving impressive growth through organic social means. He is a major reason behind Foresyte's user acquisition cost falling dramatically over the past two months (< $3.50 per install), and this encouraging trend only continues to creep downward week-over-week as Foresyte continues to gain more momentum through its organic TikTok reach.

2. Traction & Product-Market Fit ($5M)

After having recognized a significant market gap wherein over 66.9% of 18 – 34 year-old Americans are currently unserved with budgeting, the team at Foresyte answered the call by moving quickly and delivering a great product to market which has captivated early adopters within this underserved demographic. Foresyte has proven out a viable growth engine producing over 500+ installs per week alongside impressive early traction (7,400 installs, 3,448 users, 105% MoM growth), and has also managed to reach product-market fit during its brief 130 days in the market (1,340 MAUs & 4.7-star rating).

With a patent pending, a staggering $9.29B TAM, and 86.4% of 18 - 34 year-old Americans having responded with interest when getting presented with Foresyte in the same national survey referenced above, Stephen and team have unwavering confidence that their brand will continue to solidify itself as the uncontested market leader in this novel "lifestyle planning" product category which is ripe with unicorn potential. Combined, this traction and market validation account for $5M of Foresyte's valuation.

3. Marketing Agency ($1M)

Family owned and operated by Foresyte's lead investor, Heinrich Marketing is the company's established marketing agency. Heinrich has been around for 45 years with 85+ employees, serving several Fortune 500 clients and helping produce a lot of winners, including FinTech success story, Prosper. They've provided and continue to provide Foresyte with top-notch services at no cost.

With Heinrich providing these comprehensive marketing services to the Company at no cost, this family and lead investor-owned asset accounts for roughly $1M of Foresyte's total valuation. To expand on how the Company reached this conclusion, here is a detailed cost summary on the services Heinrich has provided to-date, in addition to the services they plan to provide through March 2026 (based on present utilization of these services):

Foresyte Market Research - $35K

- Study conducted by Anthology Research Firm, but paid for by Heinrich

- Based on the standard cost of conducting a qualitative and quantitative market research study, ranging between $20K - $50K

*Projection pulled from the range midpoint seen in the following source: https://www.thefarnsworthgroup.com/blog/market-research-cost

Foresyte Re-brand - $225K

- Based on the standard cost of an agency-led full rebrand for small businesses, which ranges between $150K - $300K

*Projection pulled from the range midpoint seen in the following source: https://www.ignytebrands.com/cost-of-rebranding/

Website Re-design - $22.5K (in progress)

- Based on the standard cost of an agency-led custom website redesign, ranging between $15K - $30K

*Projection pulled from the range midpoint seen in the following source: https://blog.hubspot.com/website/website-redesign-cost#:~:text=A%20do%2Dit%2Dyourself%20website,usually%20from%20%2440%2C000%20to%20%2475%2C000

End-to-End Marketing Services = $210K / year (ongoing; indefinite)

- Complimentary services provided by Heinrich include, but are not limited to:

  -SEO / Content Marketing = 50 hours / month

  - Social Media Strategy = 25 hours / month

  - PPC (pay-per-click) Optimization = 25 hours / month

  - Total = $17.5K per month; $210K per year (100 hrs/mth @ $175/hr = $17.5K/month)

*Projections based on Heinrich's average billing hour rate of $175/hr

*See the following source for market validation around market billing rates: https://elevationb2b.com/blog/secret-agency-cost-formula-b2b-marketing-agency/#:~:text=The%20average%20blended%20rate%20for,closer%20to%20%24250%20an%20hour

Total Cost of Services by March 2026 - $1,122,500

By March 2026, Foresyte will have received the equivalent to $1,122,500 in paid marketing services, without having realized a dime in expenses for these critical services

*****

<u>3rd Party Valuation- Drive Capital Valuation Benchmark ($10M)</u>

Foresyte was valued at $10M by Drive Capital in October of 2022. Drive Capital invited Foresyte to be a part of their accelerator program, which involved $500K in exchange for 5% equity of the company ($10M valuation). This deal was placed on hold during due diligence because of a misconception around Foresyte's Travel Planner feature having already been available. This feature was still a month out at the time but was successfully launched on December 2, 2022. Foresyte is currently in talks with Drive Capital regarding potential future partnerships.

*****

<u>Cost to Duplicate</u>

Additionally, we have compiled a comprehensive analysis on the "cost-to-duplicate" the output of Foresyte's internal resources based on market rate benchmarks.

Product Managing CEO ($1.5M)

<u>Pre-Money Cost-to-Duplicate</u>

When looking back on what Stephen has orchestrated during his 16 months of leading Foresyte through its early stages as a company, the cost-to-duplicate this feat equates to $698K relative to the national market rate salary of a product leader in his space ($262K). This considers the 80+ hour work weeks (often higher) that Stephen has devoted since that time, thereby producing roughly twice the comparable output of his salaried product leader counterparts. (pay-band source)

Leading Foresyte's product vision is only one of several key functions Stephen fully oversees, including but not limited to his primary role as Foresyte's CEO, and ownership over CFO and CMO duties. With that, the analysis above is an underestimation of the true cost-to-duplicate this full spread of responsibilities.

<u>Post-Money Averted Cost-to-Duplicate</u>

When looking ahead at his continued scope of responsibility as CEO and the Company's product leader and unwavering commitment to see this vision through, the annual cost-to-duplicate these efforts remains at $697K relative to market benchmarks. After offsetting this cost with his respective post-money compensation plan (Stephen post-money salary — $75K), the averted cost-to-duplicate Stephen's balancing act on an annualized basis comes out to roughly $622K relative to market benchmarks.

<u>Total Cost-to-Duplicate</u>

When considering the $697K in pre-money and $622K in post-money averted cost-to-duplicate bringing Stephen's product vision to life, in addition to the strong leadership and fortitude he brings as CEO, Foresyte believes $1.5M is a conservative valuation for his talent.

Engineering Team ($1.5M)

<u>Pre-Money Cost-to-Duplicate</u>

When looking back on Foresyte's pre-money engineering operations, the cost-to-duplicate this team's engineering feat is roughly $862K relative to national market rate salaries of each engineer's respective level of experience.

For Dylan — in the 12 months that have elapsed since writing Foresyte's first line of code, this equates to a total of $374K total cost-to-duplicate his work relative to the national market rate salary of an engineering director ($187K). This considers the 80+ hour work weeks (often higher) that Dylan has devoted since that time, thereby producing roughly twice the comparable output of his salaried counterparts. (***Source:*** https://www.salary.com/research/salary/benchmark/engineering-director-salary)

For Kevin and Tarun — in the 12 months that have elapsed since joining the team, this equates to a combined $488K total cost-to-duplicate their work relative to the national market rate salary of a software engineer ($122K) This considers the 80+ hour work weeks that they have both devoted since that time, thereby producing roughly twice the comparable output of their salaried counterparts. (***Source:*** https://www.salary.com/research/salary/general/software-engineer-salary)

Combined, the total cost-to-duplicate the work of these three engineers over the past 12 months is $862K.

Post-Money Averted Cost-to-Duplicate

When looking ahead at Foresyte's post-money engineering operations, the annual cost-to-duplicate these efforts remains at $862K, sourced from the market benchmarks above. After offsetting this cost with their respective post-money compensation plans:

Dylan's post-money salary — $75K

Kevin/Tarun's post-money salaries — $45K (X2)

The averted cost-to-duplicate Foresyte's engineering operations on an annualized basis comes out to roughly $697K relative to market benchmarks.

This averted cost-to-duplicate will continue to accrue until Foresyte reaches true product-market-fit and sustainably profitable position, which the Company projects will be roughly 12 months from present date, amounting to a total averted cost of $697K during that time frame.

Total Cost-to-Duplicate

When considering the $862K in pre-money and $697K in post-money averted cost-to-duplicate this engineering feat, Foresyte believes $1.5M is a conservative valuation for this unit.

UX / Design ($500K)

Pre-Money Cost-to-Duplicate

When looking back on Foresyte's pre-money UX / Design operations, the cost-to-duplicate this feat is roughly equivalent to $246K relative to the national market rate salary of a product design director in the US ($197K). In the 15 months that have elapsed since sculpting Foresyte's first product sketch, this equates to a total of $246K in total cost-to-duplicate Dani's work. (**Source:** *https://www.salary.com/research/salary/alternate/vp-of-product-management-salary*)

Post-Money Averted Cost-to-Duplicate

When looking ahead at Foresyte's post-money UX / Design operations, the annual cost-to-duplicate these efforts remains at $197K, sourced from the market benchmark above. After offsetting this cost with Dani's post-money compensation plan ($75K salary), the averted cost-to-duplicate Foresyte's UX / Design operations on an annualized basis comes out to roughly $122K relative to market benchmarks.

Total Cost-to-Duplicate

When considering the $246K in pre-money and $122K in post-money averted cost-to-duplicate this product design feat, in addition to the breakthrough design innovations she's delivered, the Company believes $500K is a conservative valuation for Dani's talent.

Influencer / Social Strategy Director ($500K)

Pre-Money Averted Cost-to-Duplicate

When looking back on Foresyte's pre-money efforts to firmly establish its growing brand on TikTok, the cost-to-duplicate this feat equates to roughly $50K relative to the market rate of working with Ken Waks in an affiliate marketing campaign of this gravity. This is calculated by taking the average fee Ken charges for a single endorsement post: $2,500 and multiplying that cost by the 20 pieces of content he's published on behalf of Foresyte, which amounts to $50,000 in total cost-to-duplicate his content to-date.

Post-Money Averted Cost-to-Duplicate

With his new stake in the cap table, Ken has agreed to ramp up his efforts post-money by publishing a minimum of 10 pieces of content per month on behalf of Foresyte. When considering his standard $2,500 per post fee alongside Foresyte's projected 12-month timeline to reach full product market fit and sustainable profitability, the total cost-to-duplicate these efforts amounts to roughly $300K ($25K/month).

Total Averted Cost-to-Duplicate

When considering the $50K in pre-money and $450K in post-money averted cost-to-duplicate, in addition to the wealth of domain expertise he brings to help bolster Foresyte's growth endeavors both on TikTok and through other channels, it is a relatively conservative estimate to value the cost-to-duplicate Ken's contributions at $500K.

*****

<u>Disclaimer</u>

The Company has set its valuation internally, and has also accounted for an informal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has 1 class of stock (Common Stock); and (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised.

The pre-money valuation accounts for 7,575,000 RSUs that are not yet vested in the amount of outstanding shares. RSUs that are not yet vested in the amount of outstanding shares.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,999.54, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  45.0%
  The company has established a strong foothold within their organic distribution channels, most notably on TikTok wherein content viewership for each Foresyte post has climbed into the hundreds of thousands. Foresyte is currently averaging over 370 of the 500+ weekly installs from TikTok alone with a cost per install trending below $3.50; and the best is yet to come from this dark horse, high-ceiling growth channel which has a well known tendency to produce an organic 'snowball effect' with time. With these funds, Foresyte plans to double-down on this channel by investing more heavily in Spark Ads, which have been highly effective in accelerating Foresyte's organic content reach to produce low-cost installs, while also diversifying through its pending partnership with an influencer brokerage platform (Urban Legend) who provides a 'pay-per-install' pricing structure with a fixed/guaranteed CAC < $5. While Foresyte is holding on formal engagement due to near-term financial constraints, the Company has met with the Urban Legend team and has been invited onto the platform. Foresyte plans to move forward with this partnership immediately following its successful raise. In addition to TikTok, Foresyte is in the midst of forming key affiliate marketing partnerships within the "Christian conference/retreat goer" demographic, wherein the company has identified a strong demand for its product's collaborative itinerary building functionality. Foresyte also needs to fund its incentivized referrals system ($10 Visa per referred friend who subscribes)

- *Company Employment*
  45.0%
  Comprising a product manager (CEO), three engineers and a product designer, the full-time involvement of Foresyte's core product team is crucial to the continued success of the platform. In addition to supporting a modest salary for each of these contributors, Foresyte will be hiring an additional senior engineer with 'backend' experience to remove a throughput bottleneck which is caused by Dylan Thomas being the only one equipped to work on APIs and data infrastructure. Within the next 3-6 months, Foresyte also has plans to hire a Director of Digital Marketing with extensive experience in mobile distribution strategy (ASO, SEO, and paid channel optimization)

- *Operations*
  4.5%
  Ongoing professional services such as legal counsel and financial/tax advisory will consumer roughly 4.5% of Foresyte's total capital raised. All other general business expenses fall into this category, as well, such as critical hardware/software, admin systems, and other miscellaneous expenses

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://foresyteapp.com (https://www.foresyteapp.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/foresyte

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Foresyte, Inc

[See attached]

FORESYTE, INC.

Financial Statements
From inception (March 29, 2022) Year Ended October 31, 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Foresyte, Inc.
Chicago, Illinois

We have reviewed the accompanying financial statements of Foresyte, Inc. (the "Company,"), which comprise the balance sheet as of October 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (March 29, 2022) to October 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 14, 2022
Los Angeles, California

FORESYTE INC.
BALANCE SHEET
(UNAUDITED)

As of October 31,		**2022**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	44,162
Total current assets		**44,162**
Total assets	**$**	**44,162**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$	1,458
Amount due to related parties		3,881
Total current liabilities		**5,339**
Simple Agreement for Future Equity (SAFEs)		43,875
Total liabilities		**49,214**
STOCKHOLDERS EQUITY		
Common Stock		993
Additional Paid in Capital		199,727
Retained earnings/(Accumulated Deficit)		(205,771)
Total stockholders' equity		**(5,052)**
Total liabilities and stockholders' equity	**$**	**44,162**

See accompanying notes to financial statements.

FORESYTE INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception (March 29, 2022)		October 31, 2022
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and administrative		146,851
Sales and marketing		60,044
Total operating expenses		206,896
Operating income/(loss)		(206,896)
Interest expense		-
Other Loss/(Income)		(1,125)
Income/(Loss) before provision for income taxes		(205,771)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(205,771)**

See accompanying notes to financial statements.

FORESYTE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date March 29, 2022	-				
Issuance of Common Stock	8,825,000	$ 883	$ 199,718		$ 200,600
Issuance of Restricted Stock	1,100,000	110	9		119
Net income/(loss)	-	-		$ (205,771)	(205,771)
Balance—October 31, 2022	**9,925,000**	**$ 993**	**$ 199,727**	**$ (205,771)**	**$ (5,052)**

See accompanying notes to financial statements.

FORESYTE INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (March 29, 2022)		**October 31, 2022**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(205,771)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Share-based Compensation		119
Changes in operating assets and liabilities:		
Credit Cards		1,458
Net cash provided/(used) by operating activities		**(204,194)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		-
Net cash provided/(used) in investing activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Shareholder Loan		3,881
Simple Agreement for Future Equity (SAFEs)		43,875
Proceeds from Issuance of Stock		200,600
Net cash provided/(used) by financing activities		**248,356**
Change in cash		44,162
Cash—beginning of year		-
Cash—end of year	**$**	**44,162**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Foresyte Inc. was incorporated on March 29, 2022, in the state of Illinois. The financial statements of Foresyte Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

Foresyte is a one-stop-shop for planning and budgeting for the discretionary parts of life, providing users with three unique pillars of value: Financial Planning, Social Calendar, and Travel Planning. Foresyte's cash flow budgeting framework is approachable and effective, helping users see how the plans they commit to today impact present and future finances (i.e., vacations, bachelor parties, festivals, concerts, game night, date night, golf outing… you name it).

The app's social calendar – which is powered by a cutting-edge contacts mapping infrastructure – offers an upgraded alternative to platforms like Facebook for planning social events with friends, while layering on financial insights that bring new context to the plans we commit to. The company earns revenue from the subscription-based app that offers a 30-day free trial prior to enrolling users in the monthly subscription cycle. Foresyte's consumer-direct channels consist of an in-house TikTok influencer, organic socials, nightlife venue partnerships, and an incentivized referral program ($10 Visa e-card for each friend you refer to subscribe).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted October 31st as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of October 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Foresyte Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the subscription-based app that offers a 30-day free trial prior to enrolling users in the monthly subscription cycle. Foresyte's consumer-direct channels consist of an in-house TikTok influencer, organic socials, nightlife venue partnerships, and an incentivized referral program ($10 Visa e-card for each friend you refer to subscribe).

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended October 31, 2022 amounted to $60,044, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 14, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of October 31, 2022, 9,925,000 shares have been issued and are outstanding.

4. SHAREBASED COMPENSATION

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards		Weighted Average Fair Value	Weighted Average Contract Term
Inception March 29, 2022	-			-
Granted	1,100,000	$	0.00	
Vested	-	$	-	
Forfeited	-	$	-	
Outstanding at October 31, 2022	1,100,000	$	0.00	9.47

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during the year was $9.

5. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)		Principal Amount	Borrowing Period		Valuation Cap	Discount		As of Year Ended October 31, 2022
Safes I - III	$	45,000	Fiscal Year 2022	$	3,000,000	not set	$	43,875
Total SAFE(s)	**$**	**45,000**					**$**	**43,875**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

6. RELATED PARTY

On September 13, 2022, the Company issued Simple Agreements for Future Equity ("SAFE") in the amount of $30,000 to one of the shareholders, George Eddy. The valuation CAP is set to $3,000,000.

On September 13, 2022, the Company issued Simple Agreements for Future Equity ("SAFE") in the amount of $15,000 to one of the shareholders, Keaton Reed. The valuation CAP is set to $3,000,000.

In March of 2022, the company received a cash advance extended by one of its lead investors, George Eddy, used for financing business operation. The funds were a part of his eventual $105,000 that was used for a 700,000 Common Stock purchase.

On December 2, 2022, the Company entered into a Promissory Note with one of the shareholders, George Eddy, in the amount of $30,000. The note bears an interest rate of 6% per annum. The principal amount and interest shall be payable on or before May 31, 2023.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of October 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from October 31, 2022, through December 14, 2022, which is the date the financial statements were available to be issued.

On November 11, 2022, the company re)introduced its subscription model, resulted in Foresyte entering into the early revenue stage. During November, monthly net revenues increased above $440 along with 95 net new subscribers having entered into the 30-day trial commitment.

On November 22, 2022, the Company terminated a RSUA Agreement with Jonny Nieblas (200,000 shares of Common Stock recouped).

On November 22, 2022, the Company terminated a RSUA Performance Bonus with Erica Schmidt (50,000 shares of Common Stock withheld due to missing milestones).

On November 22, 2022, the Company withheld Kevin Corboy's RSUA Performance Bonus 2 of 2 (25,000 shares of Common Stock withheld due to missing milestones)

On November 22, 2022, the Company issued a RSUA Agreement to Tarun Sahu (25,000 shares of Common Stock).

On November 22, 2022, the Company issued a RSUA Agreement to Kenneth Waks (25,000 shares of Common Stock).

On December 2, 2022, the Company entered into a Promissory Note with one of the shareholders, George Eddy, in the amount of $30,000. The note bears an interest rate of 6% per annum. The Principal Amount and interest shall be payable on or before May 31, 2023.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Foresyte is not live or open to the public at this moment.

INVEST IN FORESYTE TODAY!

Where Finance Meets Fun

Foresyte is a one-stop-shop for planning and budgeting for the discretionary parts of life, providing our fast-growing community of users with one comprehensive destination for ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Foresyte
LIFESTYLE PLANNING
$5,100
$3,200
$300
$1,500
$100
Bora Bora

$0.00 Raised

REASONS TO INVEST

- We combine budgeting services, a social calendar, and travel planning into one sleek, intuitive app to help our users reshape how they make plans in their lives.
- According to our research, our Total Addressable Market (TAM) is valued at $9.3 billion while 86.4% of 18 - 34-year-old Americans are interested in using Foresyte. Currently, we have 7,400 total downloads to-date.*
- We recently launched our innovative Travel Planner feature which shows the total cost of traveling to any city around the globe based on crowdsourced insights from fellow Foresyte travelers, and our upcoming chat feature will soon allow our users to bring the banter to social planning.

*Information from Foresyte Internal Research (Source | Source | Source | Source)

Invest Now
$0.82 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$198.44	$7.47M

THE PITCH

*Foresyte is on a mission to revolutionize the way young professionals make financial plans in their busy lives. A national survey conducted by Anthology Research Firm found that over **67% of Americans ages 18-34** are currently **unserved with budgeting**, among whom **86.4% responded with interest** when presented with our app. Foresyte helps our users budget for the future by intersecting three distinct product categories: financial planning, social calendar, and travel planning. With a total addressable market valued at $9.3 billion and a month over month growth rate of 105%, we are ready to grow our platform into a one-stop shop for users to **get the most fun out of life.***

OVERVIEW

A One-Stop Shop for Lifestyle Planning


Your one-stop-shop
for planning and budgeting
for the discretionary parts of life
Financial Planning
Social Calendar
Travel Planning
Welcome back, Carter
Your month at a glance
Low
$350
Nov 2022
Swipe Up to Add Event

At Foresyte, we designed an app to give young professionals total peace of mind while making plans for life's fun and meaningful moments, such as vacations, bachelor parties, festivals, concerts, game nights, date nights, golf outings, and more. We make budgeting approachable, effective, and social, helping users track how the plans they commit to today impact tomorrow's finances. Our technology is patent-pending, and our leadership team has significant experience in product management and software engineering.

THE PROBLEM & OUR SOLUTION

A Financial Service App that Actively Plans for the Future


Nobody wants to say no to fun plans
and budgeting for those plans is HARD
In fact... 86.4%
of US millennials say they need Foresyte as a lifestyle planning solution
Chicago, IL
May 6 - May 13
Dinner 6:45 PM
Bottle Service 9:30 PM
Beach Day 9:30 PM
Massage 3:30 PM

Currently, two-thirds of Americans ages 18-34 are underserved in their budgeting needs. However, this demographic travels an average of 35 days per year with a 72.7% higher annual vacation spending than Boomers, even while carrying an average of $117K in total debt* (Source | Source | Source). According to our research, 86.4% of this generation would be interested in a product like Foresyte (Source).

**Note: "Average total debt" comprises credit card debt, student loans, personal loans, medical debt, auto loans, and mortgages.*


Verify to continue
We detected a high number of errors from your connection. To continue, please confirm that you're a human (and not a spambot).
I'm not a robot
reCAPTCHA
Privacy - Terms
Code: MW-RL
Client IP: 35.193.228.146

Foresyte goes beyond simply reporting on spending history by combining our budgeting framework with a social calendar and travel planner to help our users plan ahead for the fun moments in life. We offer a 30-day free trial prior to enrolling users in the $4.99 monthly subscription cycle.

With a 31% conversion rate on getting new users to subscribe over the past five weeks, we believe that we are successfully proving out of the market for our paid offering while simultaneously laying the groundwork for a backdoor freemium pivot in Q1 of 2023 (Source). Our hope is that this model will further stimulate top-of-funnel growth by providing free access to our core social calendar features, and entice free users to upgrade to the paid version in order to access the premium financial and travel planning features.

Additional revenue channels we plan to explore with freemium include display ads and booking syndication commissions sources from third-party booking partners such as Expedia, Booking.com, OpenTable, & StubHub. Expedited withdrawal fees generated by in-app cash exchange infrastructure will tentatively debut in FY23 (i.e. think Splitwise, but for group travel, entertainment, dining, or other social occasions).

Our unique services include:


Cash flow budgeting
helps users see how the plans they commit to today impact present and future finances
Social calendar
makes it easier to stay aligned with friends on plans
powered by a cutting-edge contacts mapping infrastructure
Travel planner
tracks how travel plans impact finances in real-time before anything has been booked based on crowdsourced insights from other travelers
and will soon be able to assist in booking the best deals
Sept 2022
Budget $4,000
Income 4,500
Fixed Expenses $3,500
Car 400
Home 1,500
Child 0
Pet 75
Monthly 350
Weekly (x4) 750
Variable Expenses $1,250

The aforementioned booking functionality is an anticipated event that has not yet occurred. This function is currently under development and is not commercially available at this time. This statement does not guarantee the booking functionality's launch, performance, or future success.

THE MARKET & OUR TRACTION

Strong Early Growth in a Huge, Underserved Market

Our total global available revenue is valued at $9.3 billion, with 80 million total target customers in the U.S. alone (Source). During Foresyte's short 130 days in market, the company garnered:



7,400
Installs
3,448
Active users
500+
Weekly Installs
105%
MoM growth
4.7-star app store rating
Events
Travel
Shopping
Recreation
More
Travel Planner
See real-time cost projections
Group or Filter by Expense Type

Our in-house TikTok influencer has a following of 694K+ as of January 11, 2023 (Source). Of Foresyte's current **500 weekly average installs**, TikTok is currently responsible for roughly 75% of that weekly tally, driving over 370 weekly installs and doing so with a cost-per-acquisition trending **under $3.46 per install** (Source | Source). Foresyte holds provisional patents on four unique technologies. We have recently been featured on several prominent publications, including Product Hunt, Tech Times, NY Weekly, LA Weekly, The UBJ, VC Post and Go Solo. Perhaps one of our most valuable assets is our relationship with Heinrich Marketing, a top-notch marketing service at no cost to us.

> I tend to overbook myself with friends, travel, and whatnot and this app has helped me out a lot. Takes a little effort to set up your account, but the combination of calendar and cash flow is unique. Can't say I've come across a product like it before -"

S. SMITH 95

**The above testimonials may not be representative of the opinions or experiences of other users and is not a guarantee of future performance or success.*

WHY INVEST

The Next Generation of Financial Planning



We believe this is a
Blue ocean opportunity
Market Utilization
18-34
33.1%
Use existing product
66.9%
Don't use anything
Foresyte Appeal
18-34
86.4%
Want Foresyte
Findings based on a national survey by our partners, Anthology Research Firm

Source / Source

In building our visionary three-pronged approach to budgeting for young professionals, we found a way to deliver a great product, progress swiftly through feedback loops, and quickly penetrate an underserved market on a shoestring budget. With strong early traction, demonstrated interest from 86.4% of young Americans, and a multi-billion dollar TAM, we believe that we are primed to reshape the world of personal finance and discretionary planning.

Invest in Foresyte and join our mission to provide more people the opportunity to **get the most fun out of life**.

ABOUT

HEADQUARTERS
3021 N Southport Avenue Apt 4A
Chicago , IL 60657

VALUATION
$7.47M

Foresyte is a one-stop-shop for planning and budgeting for the discretionary parts of life, providing our fast-growing community of users with one comprehensive destination for financial planning, a social calendar, and travel planning.

TEAM



Stephen Eddy
Founder, CEO

Prior to Foresyte, Stephen spent 3.5 years at G2 as a technical project and product manager. During his time there, he led several big ticket initiatives and owned the product lifecycle of two core G2 assets which were scaled to prominence under his lead:

- MyG2 Campaign Dashboard – ideated & launched this G2 equivalent to Google Ads, producing over $1M in campaign spend in the first six months alone

- G2 Data Cloud – governed G2's cavernous data infrastructure, spanning nearly a dozen siloed data sources and hundreds of millions of records. Led a team of 7 data engineers to automate processes and deliver solutions to market which directly influenced over $2M in annual recurring revenue during his time leading the team



Dylan Thomas
Co-Founder, VP of Engineering

Dylan has 3+ years of experience testing and building software as an engineer, including 2 in the SAAS industry.

Prior to Foresyte, Dylan served as a DevOps engineer for Xactly Corp, a SAAS sales performance management company, where he led the effort to implement multiple high impact solutions including a global content delivery (CDN) using Azure cloud services.

Dylan obtained his BS in Business Management from Colorado State University, with a concentration in Innovation and Organization Management. After graduating from CSU, Dylan quickly moved into software engineering as a self taught engineer.



Dani Hristeva
Co-Founder, Director of UX & Design

With a background in graphic design and user lifecycle at G2, Dani has sculpted Foresyte's sharp product design from the ground up and continuously explores new ways to enhance the user experience.



Ken Waks
Director, Social Strategy

Technical operations manager at Walmart Connect by day, and TikTok influencer with a 690K follower reach by night, Ken has accelerated Foresyte's growth on the social media giant while garnering a highly engaged following in the process



Tarun Sahu
Senior Engineer

With over 7 years of experience working in the Swift / iOS environment, Tarun is a full-stack engineer who brings a wealth of knowledge to the product team and is responsible for developing many of the core features seen on Foresyte today



Kevin Corboy
Junior Engineer

Self-taught and passionate about his work, Kevin is a talented UI developer who works closely with the design team to optimize user experience and refine the visual aesthetic of Foresyte



Grace Saldana
PR & Media Specialist

Grace is an experienced media professional with over 27K followers on Instagram and an eye for organic social growth



Elena Eddy
Community Engagement Specialist

Elena brings a wealth of experience in community management, helping Foresyte build its organic social reach and drive down its user acquisition cost on TikTok and Instagram



Erica Schmidt
(Former) Co-Founder, Director of Field Marketing

Through her dynamic skill set and passion for organic marketing, Erica was the engine that helped fuel Foresyte's early growth and captivate its base of early adopters. While Erica is no longer with the company, the former co-founder is a highly esteemed contributor within the Foresyte alumni family and remains involved in a part-time, voluntary capacity coordinating on-premise promotions with our local venue partners.

TERMS

Foresyte

Overview

PRICE PER SHARE
$0.82

VALUATION
$7.47M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$198.44

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.54

ASSET TYPE

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
12,195

MAX NUMBER OF SHARES OFFERED
1,506,097

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company	:	**Foresyte, Inc**
Corporate Address	:	**3021 N Southport Avenue Apt 4A, Chicago , IL 60657**
Offering Minimum	:	**$9,999.90**
Offering Maximum	:	**$1,234,999.54**
Minimum Investment Amount (per investor)	:	**$198.44**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**12,195**
Maximum Number of Shares Offered	:	**1,506,097**
Price per Share	:	**$0.82**
Pre-Money Valuation	:	**$7,468,560.00**

Perks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the 72 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares

******

Amount-Based:

$1,000+ / Premier

Complimentary lifetime subscription to Foresyte

$2,500+ / Silver

2% bonus shares

Complimentary lifetime subscription to Foresyte

$5,000+ | Gold

5% bonus shares

Foresyte branded Nike hat

Complimentary lifetime subscription to Foresyte

$10,000+ | Platinum

10% bonus shares

Foresyte branded Nike hat

Complimentary lifetime subscription to Foresyte

$20,000+ | Diamond

15% bonus shares

Foresyte branded Nike hat

Complimentary lifetime subscription to Foresyte

The 10% StartEngine Owners' Bonus

Foresyte, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.82 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $82. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

@ 2023 All Rights Reserved

Download on the App Store

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.